Exhibit 12
Whiting Petroleum Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months
	Ended	Year Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004
Fixed charges:
Interest expensed	$13,098	$59,010	$65,977	$66,265	$35,245	$11,800
Interest capitalized	924	3,129	3,664	556	—	200
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,582	6,068	6,527	7,224	6,802	4,056
Estimate of interest within rental expense	145	431	424	386	298	182

Total fixed charges	15,749	68,638	76,592	74,431	42,345	16,238

Earnings:
Income before income taxes	$(69,803)	$408,820	$207,162	$233,272	$196,098	$114,005
Income from equity investees	(544)	(1,625)	(1,365)	(282)	(409)	—
Fixed charges (above)	15,749	68,638	76,592	74,431	42,345	16,238
Amortization of capitalized interest	194	463	97	41	41	21
Distributed income from equity investees	455	1,175	928	987	657	—
Interest capitalized	(924)	(3,129)	(3,664)	(556)	—	(200)

Total earnings	$(54,873)	$474,942	$279,750	$307,893	$238,732	$130,064

Ratio of earnings to fixed charges (unaudited)(1)	—	6.92	3.65	4.14	5.64	8.01

(1)	For the three months ended March 31, 2009, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00 (one-to-one coverage) was $70.6 million for the three months ended March 31, 2009.